UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

Nano Magic Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63010N 105

(CUSIP Number)

Tom J. Berman

750 Denison Court

Bloomfield Hills MI 48302

844-273-6462

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons	Tom J. Berman
(2) Check the appropriate box if a member of a group (see instructions)	(a) [X] (b) [ ]
(3) SEC use only
(4) Source Of Funds	PF, OO
(5) Disclosure Of Legal Proceedings
(6) Citizenship Or Place Of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	246,747 shares
(8) Shared voting power	8,880,946 shares
(9) Sole dispositive power	246,747 shares
(10) Shared dispositive power	8,880,946 shares
(11) Aggregate amount beneficially owned by each reporting person	9,436,883 shares
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	71.6 % fully diluted
(14) Type of reporting person (see instructions)	IN

Item 1. Security and Issuer.

Common Stock of Nano Magic Inc.

750 Denison Court, Bloomfield Hills, MI 48302

Item 2. Identity and Background.

(a)	Tom J. Berman

(b)	750 Denison Court, Bloomfield Hills, MI 48302

(c)	Mr. Berman is President and CEO of the issuer.

(d)	None

(e)	No

(f)	U.S.A., Michigan

Item 3. Source or Amount of Funds or Other Consideration.

n/a

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Tom Berman is a member of a group holding securities of the issuer and Mr. Tom Berman’s holdings are being reported as part of the group filing.

(b)	Mr. Tom Berman is a member of a group holding securities of the issuer and Mr. Tom Berman’s holdings are being reported as part of the group filing.

(c)	Mr. Tom Berman is a member of a group holding securities of the issuer and Mr. Tom Berman’s holdings are being reported as part of the group filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Tom Berman has determined that he is a member of a group holding equity securities of the issuer for purposes of reporting his beneficial ownership under Section 13 of the Securities Act of 1934, as amended. Mr. Berman’s holdings will now be reported as part of the group filing.

Item 7. Material to Be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tom J. Berman
Tom J. Berman
July 15, 2020